Exhibit 99.2

Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323

Condensed Interim Financial Statements as of September 30, 2024, and for period started April 16, 2024 (incorporation date) to September 30, 2024

Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323

Condensed Interim Financial Statements for 2024

Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323
Condensed Interim Statements of Financial Position
As of September 30, 2024 and April 16, 2024 (incorporation date)
(Mexican pesos)

	Notes	September 30,	April 16,
		2024	2024
Assets
Current Assets:
Cash and cash equivalents and restricted cash	3	$332,594,952	$10,000
Total current assets		332,594,952	10,000

Due from related parties	4	5,398,702,484	-
Total non-current assets		5,398,702,484	-

Total assets		$5,731,297,436	$10,000

Liabilities and Stockholders’ Equity
Current Liabilities:
Current instalments of long-term debt	5	$38,355,915	$-
Due to related parties	4	12,856,106	-
Contributions for future net assets		365,038	-
Total current liabilities		51,577,059	-

Non-current Liabilities:
Long-term debt, excluding current instalments	5	5,679,634,184	-
Total non-current liabilities		5,679,634,184	-

Total liabilities		5,731,211,243	-

Stockholders’ Equity
Common stock		10,000	10,000
Retained earnings		76,193	-
Total Stockholders’ Equity		86,193	10,000

Total Liabilities and Stockholders’ Equity		$5,731,297,436	$10,000

The accompanying notes are an integral part of these condensed interim financial statements.

Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323
Condensed Interim Statement of Profit or Loss and Other Comprehensive Income
For the period commencing April 16, 2024 (incorporation date) to September 30, 2024
(Mexican pesos)

	Notes	For the period started April 16 to September 30, 2024

Operating expenses:
Bank fees		$10,687
Total direct and selling, general and administrative expenses		(10,687)

Exchange rate income, net		3,647,312
Interest income	4	34,795,483
Interest expense	5	(38,355,915)
Profit before income taxes		76,193

Income taxes		-

Net profit for the period		$76,193

Total comprehensive income for the period		$76,193

The accompanying notes are an integral part of these condensed interim financial statements.

Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323

Condensed Interim Statement of Changes in Stockholders’ Equity and Net Assets
For the period commencing April 16, 2024 to September 30, 2024
(Mexican pesos)

Note	Common Stock	Retained earnings	Total

Initial capital contribution April 16, 2024	$10,000		$10,000
Profit for the period	-	76,193	76,193

Balance as of September 30, 2024	$10,00	$76,193	$86,193

The accompanying notes are an integral part of these condensed interim financial statements.

Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323

Condensed Interim Statements of Cash Flows
For the period commencing April 16, 2024 to September 30, 2024
(Mexican pesos)

	September 30 2024	April 16, 2024 (incorporation date)
Cash flows from operating activities:
Profit before income taxes	$76,193	$-
Adjustments for:
Interest expense	38,355,915	-
	38,432,108	-
Changes in:
Increase in related parties	12,856,106	--
Net cash flows from operating activities	51,288,214	-

Cash flows used in investing activities:
Loans granted to related parties	(5,398,702,484)	-
Net cash flows used in investing activities	(5,398,702,484)	-

Cash flows from financing activities:
Initial capital contribution	-	10,000
Contributions for future common stock increase	365,038	-
Loan proceeds	5,900,910,000	-
Borrowing costs paid	(221,275,816)	-
Net cash flows from financing activities	5,679,999,222	10,000

Net increase in cash and cash equivalents and restricted cash	332,584,952	10,000

Cash and cash equivalents and restricted cash at the beginning of the period	10,000	-

Cash and cash equivalents and restricted cash at the end of the period	$332,594,952	$10,000

The accompanying notes are an integral part of these condensed interim financial statements.

Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323

Notes to the Condensed Interim Financial Statements
As of September 30, 2024 and April 16, 2024 (incorporation date) and for the period commencing April 16, 2024 to September 30, 2024,
(Amounts in Mexican pesos)

1.	Reporting Entity and description of business

a.	Corporate information

On December 27, 2024, Elias Sacal Cababie, Chief Executive Officer, Marcos Sacal Cohen, Chief Operating Officer, David James Galan, Global Chief Financial Officer and Oscar Jazmani Mendoza Escobar, Chief Financial Officer Mexico, authorized the issuance of these condensed interim financial statements.

Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323 (the “Trust”) is a trust incorporated on April 16, 2024 by Murano Group (“The Group”) a business  involved in developing and managing luxury hotels in urban and beach resort destinations, in order to pursue financing opportunities related to a hotel property in Cancun. The Trust has an address at Bucareli 42 No. 202 C, Centro, Cuauhtémoc, 06040, Mexico City.

b.	Significant transactions

i.
On September 12, 2024 the Trust closed a 144A bond financing, issuing secured senior notes for U.S.$300 million (see Note 7. (13)). The main uses of this financing were to repay in full the balances of the secured mortgage syndicated loan held by its related party, Fideicomiso Murano 2000 /CIB 3001 and the VAT credit held at that date.

2.	Basis of preparation

In accordance with the “Ley General de Sociedades Mercantiles” and the statutes of the Trust, the Technical Committee of the Trust has the power to modify the financial statements after issuance. The financial statements will be submitted for approval at the next meeting of the Technical Committee.

a.	Statement of compliance

These condensed interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting.

These condensed interim financial statements do not include all the information and disclosures required for a complete set of financial statements prepared in accordance with IFRS Accounting. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Trust’s financial position and performance since its incorporation on April 16, 2024.

b.	Going concern basis

These condensed interim financial statements have been prepared assuming the Trust will continue to operate as a going concern, which assumes that the Trust will be able to meet its obligations.

These condensed interim financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities and reported expenses that may otherwise be required if the going concern basis for the Trust as of and for period commencing April 16, 2024 to September 30, 2024, were not appropriate.

c.	Use of judgments and estimates

In preparing these condensed interim financial statements, management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Trust’s accounting policies and the key sources of estimation uncertainty are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Measurement of fair values:

A number of the Trust’s accounting policies require the measurement of fair values, for both financial assets and liabilities and non-financial assets and liabilities.

The trust has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the chief financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of the Accounting Standards, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, the Trust uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability are categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Trust recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

d.	Material accounting policies

These condensed interim financial statements follow the same accounting policies and methods of computation as the last annual financial statements of the Murano Group, as the Trust is part of the Group. These are the first set of financial statements for the Trust due to the incorporation date being April 16, 2024.  Management has not identified any difference in the application of standards and policies of the Group.

e.	New accounting standards or amendments for 2024 and forthcoming requirements

A number of new accounting standards and amendments to accounting standards are effective for annual periods beginning after January 1, 2024 and have been adopted by the Trust. Their adoption has not had any material impact on the disclosure or the amounts reported in these interim financial statements. The Trust has not early adopted any forthcoming new or amended accounting standards in preparing these condensed interim financial statements.  The Trust does not expect to have a significant impact from the adoption of the forthcoming standards.

3.	Cash and cash equivalents and restricted cash

As of September 30, 2024 and April 16, 2024 (incorporation date) cash and cash equivalents and restricted cash is as follows:
	As of
	September 30, 2024	April 16, 2024

Bank deposits (1)	$332,594,952	$10,000

Total cash and cash equivalents and restricted cash	$332,594,952	$10,000

(1)	Issuer trust 4323 – In accordance with the secured senior notes issued by the Trust on September 12, 2024, the debt service reserve fund amounted $324,550,050 (U.S.$16,500,000).

4.	Related-party transactions and balances-

i.	Outstanding balances with related parties as of September 30, 2024 and April 16, 2024 are as follows:

	As of
	September 30, 2024	April 16, 2024
Receivable
Affiliate:
Murano World, S. A. de C. V. (1)	$290,117,264	$-
Fideicomiso Murano 2000/CIB3001 (2)	5,108,585,220	-
Total related parties receivable long term	5,398,702,484	-

	As of
	September 30, 2024	April 16, 2024
Payable:
Affiliate:
Operadora Hotelera GI, S. A. de C. V. (3)	$5,644,978	$-
Murano PV, S. A. de C. V. (4)	7,211,128	-
Total related parties payable	12,856,106	-

Current portion	$12,856,106	$-

(1)	This balance is composed of the following agreements:

i.
On September 12, 2024, the Trust granted to Murano World a long-term loan agreement with maturity of 7 years in the amount of $5,000,000. This loan accrues interest at an annual rate of a 11% plus a 2% of payment in kind (PIK) interest capitalizable during the first 3 years of the credit;

ii.
On September 12, 2024, the Trust granted to Murano World a long-term loan agreement with maturity of 7 years in the amount of U.S.$14,400,000. This loan accrues interest at an annual rate of 11% plus a 2% payment in kind (PIK) interest which is capitalized during the first 3 years of the credit;

(2)	This balance is composed of the following loan agreements:

i.
On September 12, 2024, the Trust granted to Fideicomiso Murano 2000 CIB/3001 a long-term loan agreement with maturity of 7 years in the amount of $194,337,070. This loan accrues interest at an annual rate of a 11% plus a 2% of payment in kind (PIK) interest which is capitalized during the first 3 years of the credit;

ii.
On September 12, 2024, the Trust granted to Fideicomiso Murano 2000 CIB/3001  a long-term loan agreement with maturity of 7 years in the amount of U.S.$248,161,222. This loan accrues interest at an annual rate of a 11% plus a 2% of payment in kind (PIK) interest which is capitalized during the first 3 years of the credit;

(3)	and (4) Expense reimbursements.

5.	Long-term debt

	As of
	September 30, 2024	April 16, 2024
Current liabilities:
Interest	$38,355,915	-
Total current liabilities	$38,355,915	$-

Non-current liabilities:
Secured senior notes	$5,679,634,184	$-
Total non-current liabilities	$5,679,634,184	$-

	Currency	Nominal interest rate 2024	Maturity	As of
				September 30, 2024	December 31, 2023
Fideicomiso 4323 (issuer trust):
Senior Notes(13)	USD	11% plus 2% of PIK capitalized first three years	2031	$5,900,910,000
Cost to obtain loans and commissions				(221,275,816)	-
Total Fideicomiso 4323				5,679,634,184	-

Accrued interest payable				38,355,915	-
Total debt				5,717,990,099	-

Current instalments				38,355,915	-

Long-term debt, excluding current instalments				$5,679,634,184	$-

(1)
On September 12, 2024 the group closed a 144A bond financing issuing secured senior notes for U.S.$300,000,000 with maturity as of September 12, 2031 and will pay semi-annual coupons at the interest rate of 11% plus a 2%  PIK interest that will be capitalized over the first three years of the notes. The senior notes are guaranteed by a mortgage over the private units 1 and 2 of the Cancun Complex owned by the Group as well as the collection rights of the revenues generated by the GIC I phase  of the Cancun Complex (1,016 rooms).  The main uses of this financing were to repay in full the balances of the secured mortgage syndicated loan from Fideicomiso Murano 2000 /CIB 3001 and the VAT credit both described in notes (1) and (2) above.

The loan agreements referred to above include covenants and restrictions that require, among other things, to provide the lenders quarterly and annually with the companies’ internal financial statements and compliance with certain ratios. Non-compliance with such requirements constitutes an event of default under which the respective loan may become immediately due and payable.

6.	Commitments and contingencies

1.
In accordance with  Mexican tax law, trusts carrying out transactions with related parties are subject to certain requirements as to the determination of prices, which should be similar to those that would be used in arm´s-length transactions. Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related inflation adjustment and interest, in addition to penalties of up to 100% of the omitted taxes.

2.
The Trust, like its assets, are not subject to any legal contingency other than those of a routine nature and characteristic of the business. From transactions with related parties, tax differences could arise if the tax authority, when reviewing said operations, considers that the process and amounts used by the Group are not comparable to those used with or between independent parties in comparable operations.

7.	Subsequent events

1.	On October 8, 2024, the Trust invest the amount $16,498,790 in shares held by the U.S. treasury department with maturity date on March 6, 2025.

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